EXHIBIT 99.1

Press Release

Lenco Mobile Inc. Announces Fiscal 2010 Third Quarter Results

-Total revenue was $2.9 in the third quarter, a 5% increase from the year earlier period

-Year-to-date revenue is $11.9 million, a 38% increase from the year earlier period

-Company completed major acquisition with purchase of Jetcast, Inc. in the third quarter

-Company continues to strengthen its balance sheet and establish infrastructure for international expansion

November 15, 2010

SANTA BARBARA, Calif. (BusinessWire)  –Lenco Mobile Inc. (LNCM:PK) today reported financial results for the third quarter and first nine months ended September 30, 2010.

Revenue for the third quarter was $2.9 million, a 5% increase from the $2.8 million reported in the third quarter last year.  Year-to-date revenues are $11.9 million, a 38% increase compared to the first nine months of last year. Gross profit declined 57% for the third quarter to $0.7 million, compared to $1.6 million in the third quarter of last year. The decline in gross profit is attributable to the larger contribution to overall revenue of the online operations.  Operating expenses increased from $2.3 million in the year earlier period to $3.7 million, primarily related to costs associated with opening new offices in Korea, Mexico and Colombia.  Additional investments were made in the development of the technical infrastructure necessary to support the international mobile operations and the Jetcast acquisition.  Net loss for the third quarter of 2010 was $2.9 million, compared to $0.9 million in the third quarter last year.

Michael Levinsohn, CEO of Lenco Mobile commented, “Our results reflect the commitment we have made to expand our mobile messaging services globally.  We currently have connectivity with wireless carriers in Australia, Mexico, New Zealand, South Africa, the United Kingdom, and the United States. During the next three months we are focusing on securing additional connectivity in China, Indonesia, Peru, South Korea, Singapore, Thailand, Uruguay, and Vietnam.  We have the working capital necessary to fund the growth and believe that the payback will be significant.  We have recently obtained final approval from Verizon for our MMS messaging platform and we are looking forward to a full launch in the United States before year end.  In South Africa, we are fully connected and operating with Vodafone SA, MTN, and are currently testing with Cell C. In South Africa we have successfully launched our mobile phone itemized statement product which we expect to commercialize fully before year end. The itemized statements will provide us with meaningful annuity income and we believe a sustainable competitive advantage due to our PCT patent protection.  In Mexico, we have successfully connected with Telcel and Iusacell and are testing with Comcel in Colombia.  In Singapore, we are testing with M1, StarHub, and SingTel, and in South Korea, we are testing with SK Telecom via an aggregator. In the third quarter, we successfully connected with Vodafone in the U.K. and in Australia we have successfully delivered campaigns for Optus.”

Commenting on the recently closed Jetcast transaction, Levinsohn said, “Our acquisition of Jetcast, Inc. has broadened our market reach to include mobile and Internet monetization of advertising for terrestrial radio and “pure play” Internet broadcasters.  Jetcast is currently comScore’s highest ranked U.S. radio and entertainment entity when measured by unique visitors per month. We expect to see significant increases in revenue as we continue to expand the use of our UniversalPlayer™.”

As of September 30, 2010, the Company’s cash and cash equivalents were $8.9 million, compared to $0.4 million as of December 31, 2009. At the end of the third quarter 2010, the Company had $8.4 million of positive working capital, compared to a working capital deficit of $2.1 million at December 31, 2009. This improvement in working capital is a result of the Series A preferred shares capital raise, an increase in sales and collected cash, and the conversion of $3.5 million of debt and accrued interest to shares of common stock.  Total debt and accrued interest was $2.2 million at the end of the third quarter of fiscal 2010, compared to $3.7 million at the end of fiscal 2009.

About Lenco Mobile Inc.
Lenco Mobile Inc. is a global developer, owner, and operator of proprietary advertising and technical platforms primarily for the high-growth mobile and online marketing sectors. The platforms provide customers including leading wireless carriers and consumer brands with turnkey solutions to attract, retain and monetize relationships with consumers. Lenco Mobile offers brand owners the ability to design, manage, and execute mobile-based marketing campaigns through MMS messaging with improved messaging throughput, better quality, and reduced bandwidth usage on a per message basis. In addition to propriety MMS messaging solutions, the Company offers products and services such as high volume internet and mobile ad-impression serving, loyalty programs, Mobi Sites, mobile greeting cards, mobile statements, online support, search and database marketing.  In addition, the Company’s Jetcast, Inc. subsidiary provides products that make Internet broadcasting profitable for broadcasters and advertisers. Jetcast’s RadioLoyalty™, ReplaceAds™, UniversalPlayer™ and Jetcast® brand streaming products eliminate costs and increase revenue for broadcasters and increase advertisers’ return on their advertising investment.  Jetcast’s products reach a potential Internet radio and television audience of more than 40.7 million people in the United States, and over 75 million worldwide.  The Company is headquartered in the U.S. and has operations in Australia, Mexico, South Africa, South Korea, and the United Kingdom.

Forward Looking Statements
This press release contains forward-looking statements, including expected industry patterns and other financial and business results that involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Actual results may differ materially from those contained in the forward-looking statements in this press release. Neither Lenco Mobile Inc. nor any company mentioned in this release undertake any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

Investor Relations Contacts:
ICR, Inc.
John Mills, jmills@icrinc.com
Senior Managing Director
310-954-1100

Denise Garcia, denise.garcia@icrinc.com
Senior Vice President
203-682-8335